___________________________

          FORM 4                      U.S. SECURITIES AND EXCHANGE COMMISSION            ____________________________
___________________________                   Washington, D.C. 20549                             OMB APPROVAL
[_]  Check this box                                                                      ____________________________
     if no longer subject           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP         OMB Number:        3235-0287
     of Section 16. Form 4                                                               Expires:   December 31, 2001
     or Form 5 obligations   Filed pursuant to Section 16(a) of the Securities Exchange  Estimated average burden
     may continue. See        Act of 1934, Section 17(a) of the Public Utility Holding   hours per response.......0.5
     Instruction 1(b).              Company Act of 1935 or Section 30(f) of the          ____________________________
(Print or Type Responses)                 Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Saperstein                      David                 I.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)


     c/o Weinstein, Spira & Company
         2200 Five Greenway Plaza
--------------------------------------------------------------------------------
                                    (Street)

     Houston                         Texas               70046
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Westwood One, Inc. (WON)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     December 2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
              (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by More Than One Reporting Person
________________________________________________________________________________

          Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
________________________________________________________________________________

1.                                    2.              3.           4.                             5.             6.       7.
Title of Security                     Transaction     Transaction  Securities Acquired (A) or     Amount of      Owner-   Nature of
(Instr. 3)                            Date            Code         Disposed of (D)                Securities     ship     Indirect
                                      (Month/         (Instr. 8)   (Instr. 3, 4 and 5)            Beneficially   Form:    Beneficial
                                      Day/                                                        Owned at End   Direct   Ownership
                                      Year)           _______________________________________     of Month       (D) or   (Instr. 4)
                                                                                                  (Instr. 3      Indirect
                                                                                (A)or             and 4)         (I)
                                                      Code     V      Amount    (D)      Price                   (Instr.4)
____________________________________________________________________________________________________________________________________

Common Stock                          12/11/00       G               616,697      D     $21.8750
____________________________________________________________________________________________________________________________________

Common Stock                          12/11/00       G               376,950      D     $21.8750
____________________________________________________________________________________________________________________________________

Common Stock                          12/22/00       G               306,353      D     $19.4375  11,620,516 1/  D         2/
____________________________________________________________________________________________________________________________________

Common Stock                          12/11/00                       616,697      A     $21.8750
____________________________________________________________________________________________________________________________________

Common Stock                          12/11/00                       376,950      A     $21.8750
____________________________________________________________________________________________________________________________________

Common Stock                          12/22/00                       306,353      A     $19.4375  2,470,465 1/   I         3/
____________________________________________________________________________________________________________________________________

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)
________________________________________________________________________________

1.                  2.       3.       4.       5.            6.                7.                8.       9.        10.      11.
Title of            Conver-  Trans-   Trans-   Number of     Date              Title and Amount  Price    Number    Owner-   Nature
Derivative          sion     action   action   Derivative    Exercisable and   of Underlying     of       of        ship     of
Security            or       Date     Code     Securities    Expiration Date   Securities        Deriv-   Deriv-    Form     In-
(Instr. 3)          Exer-             (Instr.  Acquired (A)                    (Instr. 3 and 4)  ative    ative     of       direct
                    cise     (Month/  8)       or Disposed   (Month/Day/Year)                    Secu-    Secu-     Deriv-   Bene-
                    Price    Day/              of(D)                                             rity     rities    ative    ficial
                    of       Year)             (Instr. 3,                                        (Instr.  Bene-     Secu-    Owner-
                    Deriv-                     4 and 5)                                          5)       ficially  rity:    ship
                    ative                                      ________________________________           Owned     Direct   (Instr.
                    Secu-                                                                                 at End    (D) or   4)
                    rity                                                                 Amount           of        Indirect
                                                               Date     Expira-          or               Month     (I)
                                      _____________________    Exer-    tion     Title   Number           (Instr.   (Instr.)
                                                               cisable  Date             of               4)        4)
                                      Code V    (A)   (D)                                Shares
____________________________________________________________________________________________________________________________________


____________________________________________________________________________________________________________________________________

[Explanation of Responses]:

1/ These amounts give effect to Westwood One, Inc.'s two for one common stock split which took effect on March 23, 2000.

2/ During the reporting period, the reporting person gifted a total of 1,300,000 shares to three trusts for the benefit of certain third party charitable organizations. The reporting person is trustee for each of these trusts.

3/ 1,170,465 of these shares are held in three trusts for the benefit of the reporting person's minor children. The reporting person's spouse is trustee of each of these trusts. In addition, 1,300,000 of these shares are held in three trusts for the benefit of certain third party charitable organizations. The reporting person is trustee of each of these trusts.



                      DAVID I. SAPERSTEIN


                      /s/ David I. Saperstein               January 10, 2001
                      -------------------------------       ---------------
                      **Signature of Reporting Person       Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.

       If space provided is insufficient, see Instruction 6 for procedure.


                                                                 SEC 1474 (3/91)


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